May 19, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Mail Stop 6010

Attention:     Ms. Sonia Barros

Re:	Luna Innovations Incorporated

Registration Statement on Form S-1 (File No. 333-131764); and

Registration Statement on Form 8-A

Ladies and Gentlemen:

Luna Innovations Incorporated (the “Company”) hereby transmits for filing Amendment No. 5 to the above referenced registration statement on Form S-1 (“Amendment No. 5”). For the convenience of the Staff, we are supplementally providing marked copies, complete with exhibits, of Amendment No. 5.

With respect to the above-referenced registration statements on Form S-1 and Form 8-A (the “Registration Statements”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), we hereby respectfully request the Securities and Exchange Commission (the “Commission”) accelerate the effective date and time of the Registration Statements to 4:30 p.m., Eastern Daylight Time, Tuesday, May 23, 2006 or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the Commission. The Company hereby authorizes both Trevor J. Chaplick and Mark R. Fitzgerald of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on our behalf.

In addition, the Company is aware of its obligations under the Securities Act of 1933, as amended, and has taken responsible steps to ensure compliance with such obligations.

Under separate cover, ThinkEquity Partners LLC as representative of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date. The representative will also provide you with information with respect to clearance from the National Association of Securities Dealers, Inc. prior to the effective date.

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Securities and Exchange Commission

May 19, 2006

Please direct any questions or comments regarding Amendment No. 5 or if you have any questions or comments to Mark R. Fitzgerald at (703) 734-3105.

Very truly yours,

LUNA INNOVATIONS INCORPORATED

/s/ Aaron S. Hullman
Aaron S. Hullman
Vice President and General Counsel

cc:	Kent A. Murphy, Ph.D.

Luna Innovations Incorporated

Trevor J. Chaplick, Esq.

Mark R. Fitzgerald, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Marjorie S. Adams, Esq.

Daniel I. Goldberg, Esq.

DLA Piper Rudnick Gray Cary US LLP